RAYONIER ADVANCED MATERIALS INC.
1301 Riverplace Boulevard, Suite 2300
Jacksonville, FL 32207

June 28, 2016

VIA EDGAR

Chris Ronne
Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Rayonier Advanced Materials Inc.
Registration Statement on Form S-3
File No. 333-212068

Dear Mr. Ronne:

Reference is made to the Registration Statement on Form S-3 (File No. 333-212068) (the “Registration Statement”) filed by Rayonier Advanced Materials Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).
The Company hereby requests that the effective date for the Registration Statement be accelerated to 5:00 p.m., Eastern Time, on June 30, 2016, or as soon as practicable thereafter, pursuant to Rule 461 promulgated under the U.S. Securities Exchange Act of 1934, as amended.
In connection with this request, the Company hereby acknowledges that:

•
should the Commission or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Chris Ronne
U.S. Securities and Exchange Commission
June 28, 2016

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Chris Van Tuyl of Sacks Tierney P.A. at (480) 425-2653.

Very truly yours,

RAYONIER ADVANCED MATERIALS INC.

By:	/s/ Michael R. Herman
Name:	Michael R. Herman
Title:	Senior Vice President, General Counsel and
Corporate Secretary